UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38527

Uxin Limited

21/F, Donghuang Building,

No. 16 Guangshun South Avenue

Chaoyang District,
Beijing 100102
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Uxin Announces Change to Board of Directors

BEIJING, May 23, 2025 – Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China’s leading used car retailer, today announced that Ms. Rong Lu has tendered her resignation from the position as the Company’s director for personal reasons, effective on May 23, 2025. The board has also appointed Ms. Li Ying, currently an independent investor focused on artificial intelligence and consumer sectors, as a new director, effective May 23, 2025.

Ms. Rong Lu has served on the board of directors of the Company for over 12 years. “I am grateful to Ms. Rong Lu for her significant contributions during her term of office. Her knowledge and advice have been invaluable in propelling our goals and strategies for long-term achievements. On behalf of the board, I extend best wishes to Ms. Rong Lu and look forward to further collaborating with her in the future,” said Mr. Kun Dai, Chairman of the Board of Directors and Chief Executive Officer of the Company.

Regarding the appointment of Ms. Li Ying, Mr. Kun Dai added, “We are delighted to welcome Ms. Li Ying to our board of directors. Her extensive financial expertise will be instrumental as we continue to drive our strategic initiatives forward. I am confident that her experience and insights will contribute to our ongoing success and growth.”

Ms. Li Ying is currently an independent investor focused on artificial intelligence and consumer sectors. She has over 15 years of experience in the international capital markets. Ms. Ying was a partner at Clearvue Partners, a mid-cap venture capital fund from 2012 to 2023, where she led investments in a number of industry-leading companies across the internet, artificial intelligence, and consumer sectors. Her investment portfolio includes 111, Inc. (Nasdaq: YI), Ping An Healthcare and Technology Company Limited (HKSE: 1833), Pony AI Inc. (Nasdaq: PONY), and Intercos Group (Borsa Italiana: ICOS). Prior to joining Clearvue Partners, Ms. Ying worked in the investment banking division of Goldman Sachs from 2008 to 2012, where she led a number of IPO transactions for Chinese companies in Hong Kong and the United States. Ms. Ying served as a financial performance management consultant at Accenture from 2004 to 2006, and as an auditor at PricewaterhouseCoopers Zhong Tian LLP from 2002 to 2004. Ms. Ying received her MBA from the Wharton School at the University of Pennsylvania and a bachelor of science degree in Chemistry from Fudan University.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By:	/s/ Feng Lin
Name:	Feng Lin
Title:	Chief Financial Officer

Date: May 23, 2025